SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

        (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 13E-3 (SS.240.13E-3) THEREUNDER)
                                (Amendment No. 2)

                              Market America, Inc.

                              (NAME OF THE ISSUER)

                              Market America, Inc.
                             Miracle Marketing, Inc.
                             MA Acquisition Sub Inc.
                                James H. Ridinger
                                Loren A. Ridinger
                               Martin L. Weissman
                                Dennis J. Franks
                                   Marc Ashley
                                Joseph V. Bolyard
                                 Andrew Weissman

                       (NAMES OF PERSONS FILING STATEMENT)


       Common Stock, $.00001 par value per share, CUSIP Number 570556 10 0

                 (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                James H. Ridinger
    President, Chief Executive Officer and Chairman of the Board of Directors
                              Market America, Inc.
                            1302 Pleasant Ridge Road
                        Greensboro, North Carolina 27409
                                 (336) 605-0040

                                   Copies to:

                                  Gregory Katz
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
              AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                            ------------------------

This statement is filed in connection with (check the appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-1), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13E-3(c)) under the Securities Exchange Act of 1934.
b.[ ] The filing of a registration statement under the Securities Act of 1933. c.[ ] A tender offer.
d.[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

       Transaction Valuation*                        Amount of Filing Fee
       ----------------------                        --------------------
           $29,666,800.00                                  $2,729.35


* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and by ss.ss.240.0-11(a) and 11(c) thereunder, the transaction value was calculated, solely for the purpose of calculating the filing fee, on the cash merger consideration of $8.00 per share of Common Stock. The amount of the filing fee was calculated at a rate of $92 for each $1,000,000 of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Form or Registration No.: Schedule 14A

     Filing Party: Market America, Inc.

     Date Filed: March 27, 2002


                                  Page 2 of 11
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     This Rule 13e-3 Transaction Statement (this "Statement") relates to the
Agreement and Plan of Merger dated as of March 27, 2002 (the "Merger Agreement"), by and among Miracle Marketing Inc., a Delaware corporation ("Marketing"), MA Acquisition Sub Inc., a North Carolina corporation ("Sub"), and Market America, Inc., a New York corporation ("Market America"). Sub was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by Market America contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (a)(1).

     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (i) Sub will be merged with and into Market America (the "Merger") and (ii) each outstanding share of Common Stock of Market America (other than shares owned by Marketing and shares as to which appraisal rights are properly perfected and not withdrawn) will be converted into the right to receive $8.00 in cash, without interest. The "Effective Time" of the Merger will be the date and time of the filing of the Articles of Merger with the Secretary of State of the State of North Carolina.

     Concurrently with the filing of this Schedule 13E-3, Market America is filing with the Securities and Exchange Commissions the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the shareholders of Market America at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and authorize the Merger.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     All information contained in this Schedule 13E-3 concerning Market America has been supplied by Market America, all information concerning Marketing or Sub has been supplied by Marketing and all information concerning any member of the Offering Group has been supplied by such member of the Offering Group.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by Market America, or by Marketing or any of its affiliates, that Market America is "controlled" by Marketing or any of its affiliates or that any of Marketing or any of its affiliates is an "affiliate" of Market America within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.


Item 1.     Item 1001          Summary term sheet. The information contained in
Summary Term                   the section of the Proxy Statement entitled
Sheet                          "SUMMARY TERM SHEET" is incorporated herein by
                               reference.

Item 2.     Item 1002(a)       Name and address. The information contained in
Subject                        the section of the Proxy Statement entitled
Company                        "SUMMARY TERM SHEET--The Merger" is incorporated
Information                    herein by reference.

            Item 1002(b) Securities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--Special Meeting of the Shareholders" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

            Item 1002(c) Trading market and price. The information contained in the section of the Proxy Statement entitled "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.


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            Item 1002(d)       Dividends. The information contained in the
                               sections of the Proxy Statement entitled "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.

            Item 1002(e)       Prior public offerings.  Not applicable.

            Item 1002(f)       Prior stock purchases.  Not applicable.

Item 3.     Item 1003(a)       Name and address. The information contained in
Identity                       the sections of the Proxy Statement entitled
and                            "SUMMARY TERM SHEET--The Merger," "PARTIES TO THE
background                     MERGER", "CERTAIN INFORMATION CONCERNING
of Filing                      MARKETING, SUB AND THE OFFERING GROUP," and
Person                         "MANAGEMENT OF MARKET AMERICA" is incorporated
                               herein by reference.

            Item 1003(b) Business and background of entities. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "PARTIES TO THE MERGER," "CERTAIN INFORMATION CONCERNING MARKETING, SUB AND THE OFFERING GROUP," and "MANAGEMENT OF MARKET AMERICA" is incorporated herein by reference.

            Item               Business and background of natural persons.  The
            1003(c)(1)-(5)     information contained in the sections of the
                               Proxy Statement entitled "CERTAIN INFORMATION
                               CONCERNING MARKETING, SUB AND THE OFFERING GROUP" and "MANAGEMENT OF MARKET AMERICA" is incorporated herein by reference.

            Item 1003(d)       Tender Offer.  Not applicable.

Item 4.     Item               Material terms  - tender offers.  Not applicable.
Terms of    1004(a)(1)
Transaction
            Item               Material terms  - mergers or similar
            1004(a)(2)         transactions.  The information contained in the
                               sections of the Proxy Statement entitled "SUMMARY
                               TERM SHEET," "INTRODUCTION," "PARTIES TO THE
                               MERGER," "SPECIAL FACTORS--Background and
                               Purposes of the Merger," "SPECIAL
                               FACTORS--Fairness of the Merger," "SPECIAL
                               FACTORS--Purposes of the Merger for the Offering
                               Group and Marketing; Fairness of the Merger,"
                               "SPECIAL FACTORS," "SPECIAL FACTORS--Conflicts of
                               Interest," "SPECIAL FACTORS--Offering Group
                               Agreement," "SPECIAL FACTORS--Certain Effects of the Merger," "SPECIAL FACTORS--Federal Income Tax
                               Considerations," and "CERTAIN PROVISIONS OF THE
                               MERGER AGREEMENT" is incorporated herein by reference.

            Item 1004(c) Different terms. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger" "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL FACTORS--Offering Group Agreement," "SPECIAL FACTORS--Certain Effects of the Merger" and "SPECIAL FACTORS--Appraisal Rights" is incorporated herein by reference.

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            Item 1004(d)       Appraisal rights. The information contained
                               in the section of the Proxy Statement entitled "SPECIAL FACTORS--Appraisal Rights" and Annex B to the Proxy Statement, Article 13 of the North Carolina Business Corporation Act, is incorporated herein by reference.

            Item 1004(e) Provisions for unaffiliated security holders. Market America, Marketing, Sub and the other filing persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to corporate files of Market America, Marketing or Sub or to obtain counsel or appraisal services at the expense of Market America, Marketing or the other filing persons.

            Item 1004(f) Eligibility for listing or trading. Not applicable.

Item 5.     Item 1005(a)       Transactions.  The information contained in the
Past                           sections of the Proxy Statement entitled "SPECIAL
Contacts,                      FACTORS--Background and Purposes of the Merger,"
Transactions,                  ," "SPECIAL FACTORS--Offering Group Agreement,"
Negotiations                   "SPECIAL FACTORS--Conflicts of Interest,"
and                            "CERTAIN INFORMATION CONCERNING MARKETING, SUB
Agreements.                    AND THE OFFERING GROUP," and "MANAGEMENT OF
                               MARKET AMERICA" is incorporated herein by reference.

            Item 1005(b) Significant corporate events. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL
                               FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," "SPECIAL FACTORS," "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Offering Group Agreement" is incorporated herein by reference.

            Item 1005(c) Negotiations or contacts. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL
                               FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," "SPECIAL FACTORS--Conflicts of Interest" and "SPECIAL FACTORS--Offering Group Agreement" is incorporated herein by reference.

            Item 1005(e) Agreements involving the subject company's securities. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL
                               FACTORS--Offering Group Agreement," "SPECIAL
                               FACTORS--Certain Effects of the Merger," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 6.     Item 1006(b)       Use of Securities Acquired.  The information
Purposes of                    contained in the sections of the Proxy Statement
the                            entitled "SPECIAL FACTORS--Certain Effects of the
Transaction                    Merger" and "CERTAIN PROVISIONS OF THE MERGER
and Plans                      AGREEMENT--Conversion and Cancellation of Market
or Proposals.                  America Stock" is incorporated herein by
                               reference.

            Item               Plans.  The information contained in the sections
            1006(c)(1)-(8)     of the Proxy Statement entitled "SUMMARY TERM
                               SHEET--The Merger," "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL
                               FACTORS--Conflicts of Interest," "SPECIAL
                               FACTORS--Offering Group Agreement," "SPECIAL

                               FACTORS--Certain Effects of the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Prior to the Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conversion and Cancellation of Market America Stock" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 7.     Item 1013(a)       Purposes.  The information contained in the
Purposes,                      sections of the Proxy Statement entitled "SPECIAL
Alternatives                   FACTORS--Background and Purposes of the Merger,"
and Effects                    "SPECIAL FACTORS--Fairness of the Merger,"
                               "SPECIAL FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the
                               Merger," and "SPECIAL FACTORS--Certain Effects of the Merger," is incorporated herein by reference.

            Item 1013(b) Alternatives. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Alternative Proposals" is incorporated herein by reference.

            Item 1013(c) Reasons. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," and "SPECIAL FACTORS--Certain Effects of the Merger" is incorporated herein by reference.

            Item 1013(d) Effects. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Reasons for and Fairness of the Merger," "SPECIAL FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," "SPECIAL FACTORS--Conflicts of Interest," "SPECIAL FACTORS--Offering Group Agreement," "SPECIAL FACTORS--Certain Effects of the Merger," "SPECIAL FACTORS--Appraisal Rights," "SPECIAL FACTORS--Federal Income Tax Considerations," "SPECIAL FACTORS--Regulatory
                               Approvals," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Effective Time of the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conversion and Cancellation of Market America Stock," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Sub Stock," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Exchange Procedures," "CERTAIN PROVISIONS OF THE MERGER
                               AGREEMENT--Indemnification," "FUNDING OF THE
                               MERGER--Expenses of the Merger" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 8.     Item 1014(a)       Fairness.  The information contained in the
Fairness                       sections of the Proxy Statement entitled "SPECIAL
of the                         FACTORS--Background and Purposes of the Merger,"
Transaction.                   "SPECIAL FACTORS--Fairness of the Merger,"
                               "SPECIAL FACTORS--Purposes of the Merger for the Offering Group and Marketing; Fairness of the
                               Merger," and "SPECIAL FACTORS--Conflicts of
                               Interest" is incorporated herein by reference.

            Item 1014(b) Factors considered in determining fairness. The information contained in the sections of the Proxy Statement entitled "SPECIAL

                               FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL FACTORS-- Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger," and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

            Item 1014(c) Approval of security holders. The information contained in the section of the Proxy Statement entitled "VOTING AND PROXIES--Vote Required" is incorporated herein by reference.

            Item 1014(d) Unaffiliated representative. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Background and Purposes of of the Merger" and "SPECIAL FACTORS--Fairness of the Merger" is incorporated herein by reference.

            Item 1014(e) Approval of the Directors. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger" and "SPECIAL
                               FACTORS--Conflicts of Interest" is incorporated herein by reference.

            Item 1014(f)       Other offers.  Not applicable.

Item 9.     Item 1015(a)       Report, opinions or appraisal.  The information
Reports,                       contained in the sections of the Proxy Statement
opinions,                      entitled "SPECIAL FACTORS--Background and
Appraisals                     Purposes of the Merger," "SPECIAL FACTORS
and                            --Fairness of the Merger" is incorporated herein
Negotiations.                  by reference.

            Item 1015(b) Preparer and summary of the report, opinion or appraisal. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Background and Purposes of the Merger," "SPECIAL FACTORS--Fairness of the Merger" is incorporated herein by reference.

            Item 1015(c) Availability of Documents. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Fairness of the Merger--Summary and Significance of the Burnham Report" and "SPECIAL FACTORS--Fairness of the Merger--Summary and Significance of the Steinberg Critique" is incorporated herein by reference.

Item 10.    Item 1007(a)       Source of Funds.  The information contained in
Source and                     the section of the Proxy Statement entitled
Amounts of                     "FUNDING OF THE MERGER--Expenses of the Merger"
Funds or                       is incorporated herein by reference.
Other
Consideration.

            Item 1007(b)       Conditions.  Not applicable.

            Item 1007(c) Expenses. The information contained in the contained in the section of the Proxy Statement entitled "FUNDING OF THE MERGER--Expenses of the Merger" is incorporated herein by reference.

            Item 1007(d) Borrowed Funds. The information contained in the section of the Proxy Statement entitled "FUNDING OF THE MERGER" is incorporated herein by reference.

Item 11.    Item 1008(a)       Securities Ownership.  The information contained
Interest in                    in the sections of the Proxy Statement entitled
Securities                     "SPECIAL FACTORS--Conflicts of Interest,"
of the                         "SPECIAL  FACTORS--Certain Effects of the Merger"
Subject                        and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
Company.                       OWNERS AND MANAGEMENT" is incorporated herein by
                               reference.


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            Item 1008(b)       Securities transactions.  Not applicable.

Item 12.    Item 1012(d)       Intent to tender or vote in a going-private
The                            transaction.  The information contained in the
Solicitation                   sections of the Proxy Statement "SPECIAL FACTORS
or                             --Purposes of the Merger for the Offering Group
Recommendation.                and Marketing; Fairness of the Merger",  "SPECIAL
                               FACTORS--Offering Group Agreement" and "SECURITY
                               OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                               MANAGEMENT" is incorporated herein by reference.

            Item 1012(e) Recommendations of others. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET--The Merger," "SPECIAL FACTORS--Fairness of the Merger," "SPECIAL FACTORS-- Purposes of the Merger for the Offering Group and Marketing; Fairness of the Merger" and "SPECIAL FACTORS--Conflicts of Interest" is incorporated herein by reference.

Item 13.    Item 1010(a)       Financial information.  Market America does not
Financial                      typically calculate ratio of earnings to fixed
Statements.                    charges because it has no registered debt
                               securities or preference equity securities. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS
                               --Certain Effects of the Merger," "FUNDING OF THE
                                MERGER" and "SELECTED FINANCIAL DATA" and
                               "FINANCIAL STATEMENTS" is incorporated herein by reference.

            Item 1010(b)       Pro forma information. The information
                               contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS--Certain Effects of the Merger" and "SELECTED FINANCIAL DATA--Pro Forma Financial Data" is incorporated herein by reference.

Item 14.    Item 1009(a)       Solicitations or recommendations.  The
Persons/Assets,                information contained in the section of the Proxy
Retained,                      Statement entitled "VOTING AND PROXIES
Employed,                      --Solicitation of Proxies; Expenses" is
Compensated                    incorporated herein by reference.
or Used.

            Item 1009(b) Employees and corporate assets. The information contained in the sections of the Proxy Statement entitled "VOTING AND PROXIES--Solicitation of Proxies; Expenses" and "SPECIAL FACTORS--Background and Purposes of the Merger" is incorporated herein by reference.

Item 15.    Item 1011(b)       Other material information.  The information
Additional                     contained in the Proxy Statement, including all
Information.                   appendices thereto, is incorporated herein by
                               reference.

Item 16.    Item 1016(a)       (1)    Amendment No. 2 to Preliminary Proxy
Exhibits.                             Statement filed with the SEC on June 24,
                                      2002.

                               (2)    Form of Proxy Card filed with the SEC
                                      along with the Proxy Statement,
                                      incorporated by reference to Amendment No.
                                      2 to Preliminary Proxy Statement filed
                                      with the SEC on June 24, 2002.

                               (3) Press Release of Market America, dated June 24, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on June 24, 2002.

                               (4) Press Release of Market America, dated March 28, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                               (5) Press Release of Market America, dated January 11, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on January 14, 2002.

                               (6) Press Release of Market America, dated October 17, 2001, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

                               (7) Offer Letter dated October 17, 2001 from James H. Ridinger to Market America, incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

                               (8) Offering Group Stockholders Agreement, dated March 15, 2002, incorporated by reference to Exhibit B filed with Amendment No. 1 to the Schedule 13D of James H. Ridinger filed with the SEC on March 25, 2002.

            Item 1016(b)       (1)    First Union National Bank Commercial Loan
                                      Commitment Letter, dated as of November
                                      26, 2001.**

                               (2) Wachovia Bank Commercial Loan Commitment Letter, dated June 3, 2002.

            Item 1016(c)       (1)    Burnham Securities, Inc. Confidential
                                      Valuation prepared exclusively for the
                                      Board of Directors of Market America,
                                      Inc., dated June 18, 2001.**

                               (2)    Allison Steinberg analysis, prepared
                                      exclusively for Board of Directors of
                                      Market America, Inc., undated.**

                               (3)    Updated analysis, prepared by Allison
                                      Steinberg exclusively for Board of
                                      Directors of Market America,  Inc., April,
                                      2002.

            Item 1016(d)       (1)    Agreement and Plan of Merger, dated as of
                                      March 27, 2002, by and among Miracle
                                      Market Inc., MA Acquisition Sub Inc. and
                                      Market America, Inc., attached as Annex A to the Proxy Statement, incorporated by reference to Amendment No. 2 to Preliminary Proxy Statement filed with the SEC on June 24, 2002.

                               (2) Market America, Inc. Employment Agreement, dated March 15, 2002 (Marc Ashley), incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                               (3) Market America, Inc. Employment Agreement, dated March 15, 2002 (Joseph V. Bolyard), incorporated by reference to Exhibit 99.3 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                               (4) Market America, Inc. Employment Agreement, dated March 15, 2002 (Dennis J. Franks), incorporated by reference to Exhibit 99.4 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                               (5) Market America, Inc. Employment Agreement, dated March 15, 2002 (Andrew Weissman), incorporated by reference to Exhibit 99.5 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                               (6) Market America, Inc. Employment Agreement, dated March 15, 2002 (Martin L. Weissman), incorporated by reference to Exhibit 99.6 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

                               (7) Market America, Inc. Employment Agreement, dated March 15, 2002 (Loren A. Ridinger).

            Item 1016(f)       (1)    Article 13 of the North Carolina Business
                                      Corporation Act, attached as Annex B to
                                      the Proxy Statement, incorporated by
                                      reference to Amendment No. 2 to
                                      Preliminary Proxy Statement filed with the SEC on June 24, 2002.

            Item 1016(g)       Not applicable.

**   Previously filed with Schedule 13E-3, dated March 28, 2002.
*** Previously filed with Amendment No. 1 to Amendment No. 1 to Schedule 13E-3, dated May 22, 2002.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 24, 2002

                                           MARKET AMERICA, INC.



                                           By:      /s/ James H, Ridinger
                                               -------------------------------
                                              Name:   James H. Ridinger
                                              Title:  President



                                           MIRACLE MARKETING INC.



                                           By:      /s/ James H, Ridinger
                                               -------------------------------
                                              Name:   James H. Ridinger
                                              Title:  Director



                                           MA ACQUISITION SUB INC.


                                           By:  Miracle Marketing Inc., Its sole
                                                shareholder

                                                By:   /s/ James H, Ridinger
                                                   -----------------------------
                                                   Name:  James H. Ridinger
                                                   Title: Director


                                                    /s/ James H.Ridinger
                                            ------------------------------------
                                                James H. Ridinger

                                           Loren Ashley Ridinger
                                           Martin L. Weissman
                                           Dennis J. Franks
                                           Marc Ashley
                                           Joseph V. Bolyard
                                           Andrew Weissman

                                           By:      /s/ James H. Ridinger
                                              ----------------------------------
                                             James H. Ridinger, Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

(a)(1) Amendment No. 2 to Preliminary Proxy Statement filed with the SEC on June 24, 2002.

(a)(2) Form of Proxy Card filed with the SEC along with the Proxy Statement, incorporated by reference to Amendment No. 2 to Preliminary Proxy Statement filed with the SEC on June 24, 2002.

(a)(3) Press Release of Market America, dated June 24, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on June 24, 2002.

(a)(4) Press Release of Market America, dated March 28, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(a)(45 Press Release of Market America, dated January 11, 2002, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on January 14, 2002.

(a)(6) Press Release of Market America, dated October 17, 2001, incorporated by reference to Exhibit 99.1 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

(a)(7)                     Offer Letter dated October 17, 2001 from James H.
                           Ridinger to Market America, incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on October 17, 2001.

(a)(8) Offering Group Stockholders Agreement, dated March 15, 2002, incorporated by reference to Exhibit B filed with Amendment No. 1 to the Schedule 13D of James H. Ridinger filed with the SEC on March 25, 2002.

(b)(1) First Union National Bank Commercial Loan Commitment Letter, dated as of November 26, 2001.**

(b)(2) Wachovia Bank Commercial Loan Commitment Letter, dated June 3, 2002.

(c)(1) Burnham Securities, Inc. Confidential Valuation prepared exclusively for the Board of Directors of Market America, Inc., dated June 18, 2001.**

(c)(2) Allison Steinberg analysis, prepared exclusively for Board of Directors of Market America, Inc., undated.**

(c)(3) Updated analysis, prepared by Allison Steinberg exclusively for Board of Directors of Market America, Inc., April, 2002.***

(d)(1) Agreement and Plan of Merger, dated as of March 27, 2002, by and among Miracle Market Inc., MA Acquisition Sub Inc. and Market America, Inc., attached as Annex A to the Proxy Statement, incorporated by reference to Amendment No. 2 to Preliminary Proxy Statement filed with the SEC on June 24, 2002.

(d)(2) Market America, Inc. Employment Agreement, dated March 15, 2002 (Marc Ashley), incorporated by reference to Exhibit 99.2 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(3) Market America, Inc. Employment Agreement, dated March 15, 2002 (Joseph V. Bolyard), incorporated by reference to Exhibit 99.3 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(4) Market America, Inc. Employment Agreement, dated March 15, 2002 (Dennis J. Franks), incorporated by reference to Exhibit 99.4 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(5) Market America, Inc. Employment Agreement, dated March 15, 2002 (Andrew Weissman), incorporated by reference to Exhibit 99.5 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(6) Market America, Inc. Employment Agreement, dated March 15, 2002 (Martin L. Weissman), incorporated by reference to Exhibit 99.6 filed with Market America's Current Report on Form 8-K filed with the SEC on March 29, 2002.

(d)(7) Market America, Inc. Employment Agreement, dated March 15, 2002 (Loren A. Ridinger).

(f) Article 13 of the North Carolina Business Corporation Act, attached as Annex B to the Proxy Statement, incorporated by reference to Amendment No. 2 to Preliminary Proxy Statement filed with the SEC on June 24, 2002.

(g)                        Not applicable.


**  Previously filed with Schedule 13E-3, dated March 28, 2002.

*** Previously filed with Schedule 13E-3, dated May 22, 2002.